===============================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                          ------------------------
                              SCHEDULE 13E-4/A
                          ------------------------

                        ISSUER TENDER OFFER STATEMENT
    (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                       WALNUT FINANCIAL SERVICES, INC.
                              (NAME OF ISSUER)
                       WALNUT FINANCIAL SERVICES, INC.
                    (NAME OF PERSON(S) FILING STATEMENT)

       COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $3.00
                       (TITLE OF CLASS OF SECURITIES)
                               NOT APPLICABLE
                    (CUSIP NUMBER OF CLASS OF SECURITIES)

                          ------------------------

                               JOEL S. KANTER
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       WALNUT FINANCIAL SERVICES, INC.
                   8000 TOWERS CRESCENT DRIVE, SUITE 1070
                           VIENNA, VIRGINIA  22182
                                703-448-3771
     (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                          ------------------------

                              NOVEMBER 10, 1997
   (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)
                              PAGE 1 OF 4 PAGES
                           EXHIBIT INDEX AT PAGE 3

                          CALCULATION OF FILING FEE

            Transaction Valuation:      Amount of Filing Fee (1):
            $417,710                    $83.55

-------------------------------------------------------------------------------

1. In accordance with Rule 0-11(b)(2) and Rule 0-11(a)(4) under the Securities Exchange Act of 1934, the filing fee was calculated based upon the average of the high and low prices, which equals $1.453 per share of Common Stock, as reported by The Nasdaq National Market on November 5, 1997, multiplied by 287,481, the maximum number of shares of Common Stock sought to be exchanged pursuant to the exchange offer.




[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

===============================================================================

     This Issuer Tender Offer Statement on Schedule 13E-4 (this "Statement") is being filed by Walnut Financial Services, Inc. (the "Company"), a Utah corporation, and relates to the offer by the Company to holders of its outstanding Common Stock Purchase Warrants having an exercise price of $3.00 (the "Warrants"), upon and subject to the terms and conditions set forth in the Offering Circular, dated November 7, 1997 (the "Offering Circular"), which is being filed as Exhibit (a)(i) hereto, of one newly issued share of the Company's common stock, par value $.01 per share (the "Common Stock"), in exchange for each 4 outstanding Warrants (the "Exchange Offer"). Capitalized terms used but not otherwise defined herein have the meaning ascribed to such terms in the Offering Circular.

ITEM 1.  SECURITY AND ISSUER.

     (a) The issuer of the securities to which this Statement relates is the Company. The principal executive offices of the Company are located at 8000 Towers Crescent Drive, Suite 1070, Vienna, Virginia 22182.

     (b) The information set forth under the heading "The Exchange Offer" in the Offering Circular is specifically incorporated herein by reference.

     (c) The Warrants are not listed on any exchange or quoted on any quotation system. The $3.00 exercise price for the Warrants exceeds the market price of the one share of Common Stock ($1.438 per share at November 5, 1997) into which each of the Warrants is exercisable.

     (d) This Statement is being filed by the Company.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Consideration for the Warrants tendered in the Exchange Offer will be authorized but unissued shares of Common Stock (which will be issued pursuant to an exemption from registration under the Securities Act of 1933, as amended), or working capital in the case of cash payments to be made in lieu of fractional shares.

     (b) No funds are expected to be borrowed for the purpose of the Exchange Offer.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(j) The information set forth under the heading "Background and Purposes of the Exchange Offer; Certain Effects" in the Offering Circular is specifically incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     During the 40 business days preceding the date of this Statement, neither the Company, any director or executive officer of the Company, any person controlling the Company nor any director or executive officer of any such controlling person has engaged in any transaction whatsoever involving any Warrants.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     None.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     No person has been employed, retained or is to be compensated by the Company to make solicitations or recommendations in connection with the Exchange Offer. Regular employees of the Company, who will not receive additional compensation therefor, may provide information to holders of Warrants concerning the Exchange Offer. Corporate Stock Transfer, Inc. will act as Exchange Agent for the Exchange Offer, but has not been authorized to make recommendations or solicitations.

ITEM 7.  FINANCIAL INFORMATION.

     (a)(l)-(4) The financial statements set forth in Exhibits A and B of the Company's Confidential Private Placement Memorandum dated October 27, 1997 (the "PPM"), which document has been included as Exhibit A to the Offering Circular, are specifically incorporated herein by reference.

     (b)(1)-(3) The information set forth under the heading "Pro Forma Unaudited Financial Information" in the Offering Circular is specifically incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

     (a) The information set forth under the heading "Management--Executive Compensation" in the PPM is specifically incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

     (d) None.

     (e) Reference is made to the Offering Circular, including the PPM, which is specifically incorporated herein by reference.

ITEM 9.  EXHIBITS.

     (a)(i) Offering Circular dated November 7, 1997

     (a)(ii) Form of Letter of Transmittal

     (a)(iii) Form of Notice of Guaranteed Delivery

     (b) Not applicable.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.

                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                WALNUT FINANCIAL SERVICES, INC.



Dated: December 12, 1997        By:  /s/ Joel S. Kanter
                                     -------------------------------------
                                     Joel S. Kanter
                                     President and Chief Executive Officer

                                                                   Exhibit 99.1


                               OFFERING CIRCULAR

OFFERING CIRCULAR

                       WALNUT FINANCIAL SERVICES, INC.

                              OFFER TO EXCHANGE
                          ONE SHARE OF COMMON STOCK
                                     FOR
              EACH 4 OUTSTANDING COMMON STOCK PURCHASE WARRANTS
                  WITH AN EXERCISE PRICE OF $3.00 PER SHARE
                  -----------------------------------------
           THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
            5:00 P.M. EST ON DECEMBER 18, 1997, UNLESS EXTENDED.
          THE EXCHANGE OFFER IS CONDITIONED ON, AMONG OTHER THINGS,
                       THE SHAREHOLDERS OF THE COMPANY
                      APPROVING THE EXCHANGE OFFER AND
            A MINIMUM OF 527,083 WARRANTS BEING TENDERED PURSUANT
                           TO THIS EXCHANGE OFFER.
                     SEE "THE EXCHANGE OFFER--CONDITIONS
                           TO THE EXCHANGE OFFER."
                  -----------------------------------------

     Walnut Financial Services, Inc., a Utah corporation (the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Offering Circular (the "Offering Circular") and in the accompanying Letter of Transmittal, to exchange one share (the "Exchange Consideration") of Common Stock, par value $.01 per share (the "Common Stock"), of the Company for each 4 outstanding Common Stock Purchase Warrants having an exercise price of $3.00 per share (the "Warrants") of the Company (the "Exchange Offer"). The value of the Warrants exchanged for Common Stock issued in the Exchange Offer may be below the current net asset value for such Common Stock; therefore, the Company has submitted the Exchange Offer to its stockholders for their approval in order to comply with the Investment Company Act of 1940, as amended (the "1940 Act").

     The expiration date of the Exchange Offer is 5:00 p.m. EST on December 18, 1997 (the "Expiration Date), unless the Expiration Date is extended, in which case the Expiration Date will be the latest date and time to which the Expiration Date is extended.

     The Common Stock is quoted on The Nasdaq National Market (the "Nasdaq Stock Market"). On November 5, 1997, the closing price of the Common Stock reported on The Nasdaq Stock Market was $1.438 per share. The Warrants are not quoted on The Nasdaq Stock Market or any other exchange or quotation system.
No assurance can be given as to the prices at which the Common Stock might be traded, or the trading volume of the Common Stock, following the consummation of the Exchange Offer. See "Market and Trading Information."

     For the year ended December 31, 1996, on a pro forma basis, assuming the Exchange Offer had been consummated on January 1, 1996 and all Warrants had been exchanged, earnings (loss) per share applicable to the Common Stock would have increased from $(0.21) per share to $(0.20) per share. See "Pro Forma Unaudited Financial Information."

     As of the date of this Offering Circular, there are 1,149,924 Warrants outstanding. No members of management currently hold any Warrants, except that Joel S. Kanter, President and Chief Executive Officer of the Company, may be deemed to beneficially own 452,533 Warrants (39.4% of the total number of Warrants outstanding) owned by Windy City, Inc. ("WCI"), the President of which company is Mr. Kanter. WCI has advised the Company that it intends to tender all of its Warrants pursuant to the Exchange Offer. See "The Exchange Offer."

                        ----------------------------

           The date of this Offering Circular is November 7, 1997.

     Tendering Warrantholders will not be obligated to pay transfer taxes or exchange commissions in connection with the Exchange Offer. Tenders are irrevocable, except that Warrants tendered pursuant to the Exchange Offer may be withdrawn prior to the Expiration Date and, if not theretofore accepted for exchange, on or after January 12, 1998, pursuant to Rule 13e-4(f)(2)(ii) promulgated under the Securities Exchange Act of 1934, as amended.

     The Exchange Offer is being made by the Company in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by Section 3(a)(9) thereof. The Company therefore will not pay any commission or other remuneration to any broker, dealer, salesman or other person for soliciting tenders of the Warrants. Regular employees of the Company, who will not receive additional compensation therefor, may provide information to holders of the Warrants concerning the Exchange Offer.

     The Company has made no arrangements and has no understanding with any independent dealer, salesman or other person regarding the solicitation of tenders hereunder, and no person has been authorized by the Company to give any information or to make any representation in connection with the Exchange Offer other than those contained herein and, if given or made, such other information or representations must not be relied upon as having been authorized. The delivery of this Offering Circular shall not, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof.

     The Exchange Offer is not being made to, nor will the Company accept tenders from, holders of the Warrants in any jurisdiction in which the Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE EXCHANGE OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO WARRANTHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR WARRANTS. EACH WARRANTHOLDER MUST MAKE THE DECISION WHETHER TO TENDER WARRANTS AND, IF SO, HOW MANY WARRANTS.

IN EVALUATING THE EXCHANGE OFFER, WARRANTHOLDERS ARE STRONGLY URGED TO READ AND CONSIDER CAREFULLY THE FACTORS AS DESCRIBED UNDER THE HEADING "RISK FACTORS" IN THIS OFFERING CIRCULAR.

THE COMMON STOCK TO BE ISSUED IN THE EXCHANGE OFFER HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE COMMON STOCK TO BE ISSUED IN THE EXCHANGE OFFER (THE "SECURITIES") HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR UNDER ANY STATE SECURITIES LAWS, AND THE SECURITIES ARE BEING OFFERED HEREBY IN RELIANCE ON AN EXEMPTION FROM REGISTRATION RELATING TO EXCHANGE OFFERS. THE SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SECURITIES WILL BE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.



                              OFFERING CIRCULAR
                              TABLE OF CONTENTS                           PAGE
                              -----------------                           ----
SUMMARY................................................................     1
    The Company........................................................     1
    Purposes and Effects of the Exchange Offer.........................     1
    No Recommendation by Board of Directors............................     2
    Intention of Certain Related Parties...............................     2
    Acceptance Not Mandatory...........................................     2
    The Exchange Offer.................................................     2

RISK FACTORS...........................................................     5

BACKGROUND AND PURPOSES OF THE EXCHANGE OFFER; CERTAIN EFFECTS.........     5
    Purposes and Effects of the Exchange Offer.........................     5
    No Recommendation by Board of Directors............................     6

PRO FORMA UNAUDITED FINANCIAL INFORMATION..............................     6

MARKET AND TRADING INFORMATION.........................................     7

THE EXCHANGE OFFER.....................................................     7
    Description of the Warrants; Ratification of Initial Issuance......     7
    Effect of the Exchange Offer on the Warrantholders.................     8
    Terms of the Exchange Offer........................................     8
    Expiration Date; Extensions; Amendments............................     9
    Procedure for Tendering Warrants...................................    10
    Guaranteed Delivery Procedures.....................................    11
    Assistance.........................................................    11

Acceptance of Warrants for Exchange....................................    12
    Withdrawal Rights..................................................    12
    Conditions to the Exchange Offer...................................    12
    Fractional Shares..................................................    14
    Solicitation of Warrant Holders....................................    14
    Transfer Taxes.....................................................    14
    Certain U.S. Federal Income Tax Considerations.....................    14
    The Exchange Agent.................................................    15


DESCRIPTION OF SECURITIES..............................................    16

EXPERTS................................................................    16

AVAILABLE INFORMATION..................................................    16



LETTER OF TRANSMITTAL..................................................     1
            1.  GUARANTEE OF SIGNATURES................................     4
            2.  DELIVERY OF THIS LETTER OF TRANSMITTAL AND CERTIFICATES
                FOR WARRANTS; GUARANTEED DELIVERY PROCEDURES...........     4
            3.  INADEQUATE SPACE.......................................     5
            4.  WITHDRAWALS OF TENDER..................................     5
            5.  PARTIAL TENDERS........................................     5
            6.  SIGNATURES ON THIS LETTER OF TRANSMITTAL; INSTRUMENTS
                OF TRANSFER AND ENDORSEMENTS...........................     6
            7.  TRANSFER TAXES.........................................     6
            8.  SPECIAL EXCHANGE INSTRUCTIONS AND SPECIAL DELIVERY
                INSTRUCTIONS...........................................     6
            9.  IRREGULARITIES AND WAIVER OF CONDITIONS................     6
            10. MUTILATED, LOST, STOLEN OR DESTROYED WARRANTS..........     7
            11. TAXPAYER INFORMATION AND SUBSTITUTE W-9................     7
            12. REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES...........     8

FORM OF NOTICE OF GUARANTEED DELIVERY..................................    14

Exhibit A -- Confidential Private Placement Memorandum, dated
             October 21, 1997                                             A-1


                                   SUMMARY

     The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, contained elsewhere in this Offering Circular. Capitalized terms used and not defined in this summary shall have the respective meanings ascribed to them elsewhere in this Offering Circular. EACH WARRANTHOLDER IS URGED TO READ THIS OFFERING CIRCULAR IN ITS ENTIRETY.

THE COMPANY

     Walnut Financial Services, Inc., a Utah corporation (the "Company"), is a closed-end management investment company, which elected on October 15, 1997 to be regulated as a business development company ("BDC") under the Investment Company Act of 1940, as amended (the "1940 Act"). As such, the Company will be generally required to invest at least 70% of its total assets in certain prescribed "Eligible Assets," which generally include securities of privately-held companies and cash items, government securities and high-quality short-term debt. See "The Company--Government Regulation--BDC Regulation" and "Risk Factors Restrictions on Future Acquisitions" in the PPM (as defined below). Prior to such election, the Company may have been operating as an unregistered investment company. See "Risk Factors--Failure to Comply with the 1940 Act" in the PPM. The Company currently has two primary business focuses:
(i) investing in start-up and early stage development companies and (ii) operating an investment vehicle that specializes in bridge financing to small to medium-sized companies. The Company's goal is to expand its business lines in order to become a single source for the various financing needs of small and medium-sized companies. The Company is actively pursuing the acquisition of additional operating businesses in the financial services industry, particularly in the accounts receivable factoring industry. See "The Company--Recent Developments" in the PPM. Management anticipates that the Company may seek to cease to be a BDC upon the acquisition of additional operating businesses; however, the Company may not change the nature of its business so as to cease to be a BDC unless such change is approved by the Company's shareholders in accordance with the 1940 Act.

     The principal executive offices of the Company are located at 8000 Towers Crescent Drive, Vienna, Virginia 22182, telephone number (703) 448-3771.

PURPOSES AND EFFECTS OF THE EXCHANGE OFFER

     The purpose of the Exchange Offer is to eliminate or significantly reduce the number of derivative securities of the Company outstanding. As a BDC, the Company is generally prohibited from having outstanding derivative securities (e.g., options, warrants, etc.) convertible or exchangeable into a number of shares of capital stock in excess of 25% (the "25% Limitation") of the number of then outstanding shares of capital stock. As of November 5, 1997, the Company had 14,659,172 shares of Common Stock outstanding and derivative securities relating to 2,066,876 shares of Common Stock.

     Concurrently with the Exchange Offer, the Company is engaging in a private placement (the "Private Placement") of units (the "Units"), with each Unit consisting of 50,000 shares of Common Stock and 35,000 Class A Redeemable Common Stock purchase warrants (the "Class A Warrants"). In addition, subject to shareholder approval, the Company intends to sell an additional 1,000,000 Class A warrants (the "Initial Class A Warrants") to certain purchasers. The Private Placement is described in the Confidential Private Placement Memorandum dated October 27, 1997 (the "PPM"), a copy of which is attached as Exhibit A to this Offering Circular and made a part hereof. Consummation of the Exchange Offer is one of the conditions to the completion of the Private Placement.

     The Company proposes to offer and sell a minimum of 50 Units and a maximum of 80 Units. The closing of the minimum Private Placement would result in the issuance of 2,500,000 shares of Common Stock and

1,750,000 Class A Warrants. As a result, at the minimum level the Company would have a total number of 17,159,172 shares of Common Stock outstanding and 4,816,876 derivative securities (inclusive of the Initial Class A Warrants), which amount would exceed the 25% Limitation by 527,083 derivative securities. The Closing of the maximum Private Placement would result in the issuance of 4,000,000 shares of Common Stock and 2,800,000 Warrants. As a result, at the maximum level the Company would have 18,659,172 shares of Common Stock outstanding and 5,866,876 derivative securities, which amount would exceed the 25% Limitation by 1,202,083 derivative securities. Accordingly, it is necessary that the Company reduce the number of derivative securities currently outstanding through the Exchange Offer in order to be able to close the Private Placement in compliance with the 25% Limitation. See "Background and Purposes of the Exchange Offer; Certain Effects--Purposes and Effects of the Exchange Offer."

NO RECOMMENDATION BY BOARD OF DIRECTORS

     The Board of Directors of the Company has approved the Exchange Offer. However, neither the Company nor its Board of Directors makes any recommendation to Warrantholders as to whether to tender or refrain from tendering their Warrants. Each Warrantholder must make the decision whether to tender Warrants and, if so, how many Warrants.

INTENTION OF CERTAIN RELATED PARTIES

     Joel S. Kanter, President and Chief Executive Officer of the Company, is the President of Windy City, Inc. ("Windy City"), which is owned by various trusts for the benefit of members of the family of Burton W. Kanter, the Company's Chairman of the Board. Windy City owns 452,533 Warrants (the "Windy City Warrants") and has advised the Company that it intends to tender all of its Warrants. No other director or officer of the Company owns any Warrants. See "The Exchange Offer."

ACCEPTANCE NOT MANDATORY

     Warrantholders are free to exchange or not exchange their Warrants for shares of Common Stock in the Exchange Offer and may tender all or some of their Warrants by properly completing and delivering the Letter of Transmittal, together with their Warrants, to the Exchange Agent.

THE EXCHANGE OFFER

The Exchange Offer.................  One share of Common Stock in exchange for each 4 Warrants tendered.  The Common
                                     Stock issued in the Exchange Offer will
                                     not be registered under the Securities Act
                                     and will not be subject to registration
                                     rights.  The value of the Warrants
                                     exchanged for Common Stock issued in the
                                     Exchange Offer may be below the current
                                     net asset value for such Common Stock;
                                     therefore, the Company has submitted the
                                     Exchange Offer to its stockholders for
                                     their approval in order to comply with
                                     the 1940 Act.

Conditions to
 Exchange Offer....................  The Exchange Offer is conditioned upon, among other things, (i) the Company's
                                     shareholders approving at the Annual
                                     Meeting of Shareholders to be held on
                                     December 18, 1997, and any adjournment
                                     thereof (the "Annual Meeting"), (x) the
                                     Exchange Offer and (y) an extension of the
                                     expiration date of all Warrants to June
                                     30, 2005, and (ii) a minimum of 527,083
                                     Warrants outstanding (45.84%) being
                                     tendered.  See "The Exchange
                                     Offer--Conditions to the Exchange" for a
                                     statement of the other conditions to the
                                     Company's obligation to accept Warrants
                                     tendered pursuant to the Exchange Offer.

Fractional Shares..................  Tendering record holders of Warrants that are accepted for exchange will not receive
                                     fractional shares of Common Stock but
                                     instead will



                                     receive a cash payment in lieu thereof
                                     equal to the product of such fraction
                                     multiplied by the closing bid price for
                                     the Common Stock as reported on The Nasdaq
                                     National Market on the date the Exchange
                                     Agent receives the properly completed
                                     Letter of Transmittal.

Expiration Date....................  The "Expiration Date" of the Exchange
                                     Offer will be 5:00 p.m. EST on December
                                     18, 1997, unless the Exchange Offer
                                     is extended, in which case the term
                                     "Expiration Date" shall mean 5:00 p.m. EST
                                     on the last date to which the Exchange
                                     Offer is extended.  See "The Exchange
                                     Offer--Expiration Date; Extensions;
                                     Amendments."

How to Tender in the
 Exchange Offer....................  A holder electing to tender Warrants in the
                                     Exchange Offer should either (i) complete
                                     and sign the Letter of Transmittal, have
                                     the signatures thereon guaranteed, if
                                     required by Instruction 2 thereof, and
                                     mail or deliver the Letter of Transmittal
                                     with the Warrants and any other required
                                     documents to the Exchange Agent at the
                                     address set forth on the back cover page
                                     of this Offering Circular, or (ii) request
                                     his broker, dealer, commercial bank, trust
                                     company or other nominee to effect the
                                     transaction for him.  Holders will not be
                                     obligated to pay any brokerage
                                     commissions in connection with the
                                     Exchange Offer.

Withdrawal Rights..................  Tendered Warrants may be withdrawn at any time until the Expiration Date and, if
                                     not theretofore accepted for exchange by
                                     the Company, on or after January 12, 1998.
                                     See "The Exchange Offer--Withdrawal
                                     Rights."

Acceptance of  Warrants and
 Delivery of Common Stock..........  Subject to the satisfaction or waiver of all conditions of the Exchange Offer, the
                                     Company    will accept for exchange all
                                     Warrants validly tendered on or prior to
                                     the Expiration Date.  The Common Stock
                                     will be delivered in exchange for the
                                     Warrants accepted in the Exchange Offer
                                     promptly after acceptance on the
                                     Expiration Date.  See "The Exchange
                                     Offer--Terms of the Exchange Offer."

Federal Income Tax
 Considerations....................  For a discussion of certain Federal income tax consequences of the Exchange
                                     Offer to tendering holders and to the
                                     Company, see "Certain Federal Income Tax
                                     Considerations."  However, Warrantholders
                                     are urged to consult with their own tax
                                     advisors as to the specific tax
                                     consequences to them of the Exchange
                                     Offer.

Common Stock.......................  There are 50,000,000 shares of Common
                                     Stock and 1,000,000 shares of Preferred
                                     Stock authorized for issuance, of
                                     which 14,659,172 shares of Common Stock
                                     and no shares of Preferred Stock are
                                     issued and outstanding.  In addition,
                                     options to acquire up to an additional
                                     2,066,876 shares of Common Stock upon the
                                     exercise of options and warrants (not
                                     including the Warrants and the Warrants
                                     which may be issued in the Private
                                     Placement) are outstanding.  The maximum
                                     number of shares of Common Stock offered
                                     for exchange by the Company in the
                                     Exchange Offer, an aggregate of 287,481
                                     shares,


                                     represents approximately 2.0% of
                                     the current number of shares of Common
                                     Stock.  See "Description of Securities."

Market and
 Trading Information...............  The outstanding Common Stock are quoted on The Nasdaq Stock Market.  The Warrants
                                     are not quoted on The Nasdaq National
                                     Market or on any other exchange or
                                     quotation system. The Common Stock
                                     issuable in the Exchange  Offer will be
                                     quoted on The Nasdaq National Market,
                                     subject to official notice of issuance,
                                     under the symbol "WNUT".  On November 5,
                                     1997, the closing quotation reported on
                                     The Nasdaq Stock Market for the Common
                                     Stock was $1.438.  NO ASSURANCE CAN BE
                                     GIVEN CONCERNING THE PRICES AT WHICH THE
                                     COMMON STOCK MIGHT BE TRADED OR THE
                                     TRADING VOLUME OF THE COMMON STOCK
                                     FOLLOWING THE CONSUMMATION OF THE EXCHANGE
                                     OFFER.

                                     Quotations on The Nasdaq National Market reflect interdealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions. WARRANTHOLDERS ARE URGED TO
                                     OBTAIN CURRENT MARKET INFORMATION WITH
                                     RESPECT TO THE COMMON STOCK. See "Market and Trading Information."

Exchange Agent.....................  Corporate Stock Transfer, Inc. is the
                                     exchange agent (the "Exchange Agent") for
                                     the Exchange Offer.

Failure to Participate in
 Exchange Offer....................  Holders of the Warrants who do not
                                     exchange their Warrants for shares of
                                     Common Stock in the Exchange Offer
                                     will be entitled to receive shares of
                                     Common Stock upon exercise of the
                                     Company's Warrants upon the same terms and
                                     conditions as are currently contained in
                                     the Warrants, subject to the extension of
                                     the expiration date of the Warrants to
                                     June 30, 2005.  See "The Exchange
                                     Offer--Description of the Warrants" and
                                     "--Effect of the Exchange Offer on the
                                     Warrantholders."

Further Information................  Requests for additional copies of this
                                     Offering Circular, the Letter of
                                     Transmittal or any other documents
                                     furnished herewith should be directed to
                                     the Exchange Agent at its address and
                                     telephone number set forth on the back
                                     cover page of this Offering Circular.  For
                                     further information concerning the
                                     Exchange Offer, contact the Exchange Agent
                                     or Joel S. Kanter, President and Chief
                                     Operating Officer, Walnut Financial
                                     Services, Inc., 8000 Towers Crescent
                                     Drive, Suite 1070, Vienna, Virginia 22182,
                                     (703) 448-3771.

Use of Proceeds....................  There will be no cash proceeds to the
                                     Company from the Exchange Offer.

Risk Factors.......................  Investment in the securities of the
                                     Company involves a high degree of risk,
                                     including, but not limited to, risks
                                     relating to the Company's




                                     failure to comply, and ongoing compliance, with the 1940 Act, as well as risks resulting from the Company's financial condition, the financial condition of the Company's portfolio companies, changes in the Company's industry, numerous competing entities in the Company's industry, and the Company's growth strategy. See "Risk Factors."

NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION THAT WARRANTHOLDERS TENDER OR REFRAIN FROM TENDERING THEIR WARRANTS, AND NO ONE HAS BEEN AUTHORIZED TO MAKE ANY SUCH RECOMMENDATION ON BEHALF OF THE COMPANY. THIS IS A MATTER FOR EACH WARRANTHOLDER TO DETERMINE AFTER CONSULTATION WITH HIS ADVISORS, INCLUDING TAX ADVISORS, ON THE BASIS OF HIS OWN FINANCIAL POSITION AND REQUIREMENTS. SEE "THE EXCHANGE OFFER--CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS."

                                RISK FACTORS

     THERE ARE SUBSTANTIAL RISK FACTORS INVOLVING INVESTMENT IN THE COMMON STOCK OFFERED HEREBY AND IN THE WARRANTS. CERTAIN OF THOSE RISK FACTORS ARE SET FORTH IN THE PPM UNDER THE HEADING "RISK FACTORS," WHICH SECTION DOES NOT PURPORT TO SET FORTH EVERY RISK FACTOR ASSOCIATED WITH SUCH INVESTMENT. EACH WARRANTHOLDER SHOULD CAREFULLY CONSIDER SUCH RISKS INHERENT IN, AND AFFECTING THE BUSINESS OF, THE COMPANY BEFORE MAKING A DECISION TO TENDER WARRANTS FOR COMMON STOCK. WARRANTHOLDERS ARE ADVISED TO DISCUSS THE POTENTIAL BENEFITS AND ASSOCIATED RISKS OF TENDERING WARRANTS WITH THEIR INVESTMENT, TAX AND LEGAL ADVISORS.

     THIS OFFERING CIRCULAR AND THE PPM CONTAIN CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE RESULTS OF OPERATIONS AND BUSINESSES OF THE COMPANY. THESE FORWARD-LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED, PROJECTED, FORECAST, ESTIMATED OR BUDGETED IN SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FOLLOWING POSSIBILITIES:
(i) HEIGHTENED COMPETITION, INCLUDING SPECIFICALLY THE INTENSIFICATION OF PRICE COMPETITION, THE ENTRY OF NEW COMPETITORS AND THE FORMATiON OF NEW FINANCIAL SERVICES AND PRODUCTS BY EXISTING OR NEW FINANCIAL SERVICE PROVIDERS; (ii) ADVERSE STATE AND FEDERAL LEGISLATION AND REGULATION; (iii) GENERAL MARKET DECLINE OR OTHER EVENTS WHICH ADVERSELY AFFECT THE STOCK MARKET IN GENERAL OR THE COMPANY'S PORTFOLIO COMPANIES IN PARTICULAR; (iv) INABILITY TO CONSUMMATE STRATEGIC ACQUISITIONS AND/OR EXPANSION PLANS; (v) LOSS OF KEY EXECUTIVES; (vi) CHANGES IN INTEREST RATES; (vii) GENERAL ECONOMIC AND BUSINESS CONDITIONS WHICH ARE LESS FAVORABLE THAN EXPECTED; AND (viii) UNANTICIPATED CHANGES IN INDUSTRY TRENDS.

       BACKGROUND AND PURPOSES OF THE EXCHANGE OFFER; CERTAIN EFFECTS

PURPOSES AND EFFECTS OF THE EXCHANGE OFFER

     The purpose of the Exchange Offer is to eliminate or significantly reduce the number of derivative securities of the Company outstanding. The Warrants are derivative securities, and those tendered in the Exchange Offer will be retired by the Company. As a BDC, the Company is generally prohibited from having outstanding derivative securities (e.g., options, warrants, etc.) convertible or exchangeable into a number of shares of capital stock in an amount that would exceed the 25% Limitation. Under certain circumstances, which are not currently present, a BDC may be prohibited from having outstanding derivative securities convertible or exchangeable into a number of shares of capital stock in excess of 20% of the number of then outstanding shares of capital stock. See "Term of the Offering--Closing Conditions" in the PPM. As of November 5, 1997, the Company had 14,659,172 shares of Common Stock outstanding and derivative securities relating to 2,066,876 shares of Common Stock.

     Concurrently with the Exchange Offer, the Company is engaged in the Private Placement of Units with each Unit consisting of 50,000 shares of Common Stock and 35,000 Class A Warrants. Consummation of the Exchange Offer is one of the conditions to the completion of the Private Placement. The Private Placement is described in the PPM, which is attached hereto as Exhibit A and made a part hereof. The Company proposes to offer and sell a minimum of 50 Units and a maximum of 80 Units. The closing of the minimum Private Placement would result in the issuance of 2,500,000 shares of Common Stock and 1,750,000 Class A Warrants. As a result, at the minimum level the Company would have a total number of 17,159,172 shares of Common Stock outstanding and 4,816,876 derivative securities, which amount would exceed the 25% Limitation by 527,083. The Closing of the maximum Private Placement will result in the issuance of 4,000,000 shares of Common Stock and 2,800,000 Warrants. As a result, at the maximum level the Company would have 18,659,172 shares of Common Stock outstanding and 5,866,876 derivative securities, which amount would exceed the 25% Limitation by 1,202,083 shares. Accordingly, it is necessary that the Company reduce the number of derivative securities currently outstanding in order to be able to close the Private Placement in compliance with the 25% Limitation.

     The Company may, in the future, purchase Warrants in private transactions, through tender offers or otherwise. However, Rule 13e-4 under the Exchange Act prohibits the Company from making any purchases of shares of Common Stock or Warrants until 10 business days after the Expiration Date, other than pursuant to the Exchange Offer. Any purchases the Company may choose to make may be on the same terms as, or on terms more or less favorable to holders than, the terms of the Exchange Offer. Any possible future purchases by the Company will depend on numerous factors, including the market price of the Warrants, the results of the Exchange Offer, the Company's business and financial condition and general economic and market conditions.

     SHARES OF COMMON STOCK ISSUED IN EXCHANGE FOR WARRANTS IN THE EXCHANGE OFFER WILL BE DEEMED RESTRICTED STOCK UNDER THE SECURITIES ACT AND CANNOT BE RESOLD UNLESS REGISTERED UNDER THE SECURITIES ACT OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITY ACT IS AVAILABLE. SHARES OF COMMON STOCK ISSUED IN EXCHANGE FOR WARRANTS IN THE EXCHANGE OFFER WILL NOT BE SUBJECT TO ANY REGISTRATION RIGHTS.

NO RECOMMENDATION BY BOARD OF DIRECTORS

     The Board of Directors of the Company has approved the Exchange Offer. However, neither the Company nor its Board of Directors makes any recommendation to Warrantholders as to whether to tender or refrain from tendering their Warrants. Each Warrantholder must make the decision whether to tender Warrants and, if so, how many Warrants.

                  PRO FORMA UNAUDITED FINANCIAL INFORMATION

     The Pro Forma Unaudited Earnings Per Share and Book Value Per Share set forth below for the year ended December 31, 1996 and the six months ended June 30, 1997 and 1996 are based on the historical financial statements of the Company and have been prepared to give effect to the Exchange Offer as if it had been consummated on January 1, 1996 with respect to the fiscal year comparison and with respect to the nine month comparison. The information provided that gives effect to the Exchange Offer assumes that holders of Warrants elect to exchange into Common Stock the minimum number of Warrants required hereunder, on the one hand, and all Warrants, on the other hand. The Company's full audited financial statements are included in the PPM, attached as Exhibit A to, and made a part of, this Offering Circular.


                                   FISCAL YEAR ENDED DECEMBER 31, 1996            SIX MONTHS ENDED JUNE 30, 1997
                                   -----------------------------------            ------------------------------
                                      ACTUAL              PRO FORMA                ACTUAL              PRO FORMA
Earnings (Loss) Per Share......       (0.21)                                       (0.04)
   Assuming Minimum Tender
    (131,770 shares) (1).......                             (0.21)                                       (0.03)

Assuming Maximum Tender
    (287,481 shares) (2).......                             (0.20)                                       (0.03)

Book Value Per Share...........        0.98                                         0.95
   Assuming Minimum Tender
    (131,770 shares) (1).......                              0.98                                         0.94

Assuming Maximum Tender
    (287,481 shares) (2).......                              0.97                                         0.93


---------------------

(1) Assumes that holders of 527,083 (45.84%) of the Warrants outstanding elect to exchange their Warrants for Common Stock.

(2) Assumes that holders of 1,149,924 (100%) of the Warrants outstanding elect to exchange their Warrants for Common Stock.


                        MARKET AND TRADING INFORMATION

     As of the date hereof, there are 1,149,924 Warrants outstanding, all with an exercise price of $3.00. The Warrants are not quoted on The Nasdaq Stock Market or any exchange or other quotation system. All Warrants are currently "out of the money," based on the closing stock price as of November 5, 1997 of $1.438 per share. Information concerning the number of outstanding shares of Common Stock, the market on which Common Stock trades and quarterly price information is set forth in the PPM under the heading "Description of Securities--Market Price of Common Stock."

                              THE EXCHANGE OFFER

DESCRIPTION OF THE WARRANTS; RATIFICATION OF ISSUANCE

     There are 1,149,924 currently outstanding Warrants, all of which are subject to the Exchange Offer. The Warrants were issued in two phases, and have substantially similar terms, except for different expiration dates. All Warrants give the holder the right to purchase one share of Common Stock, subject to certain anti-dilution adjustments, for $3.00 per share. The Windy City Warrants expire June 30, 1998, with the remaining 697,391 Warrants (the "Universal Warrants") expiring June 17, 2001. It is a condition to this Exchange Offer that the shareholders of the Company approve at the Annual Meeting an extension of the expiration date of the Warrants to June 30, 2005 (the "Extension Condition"). There can be no assurance, however, that the Extension Condition will be met. Nevertheless, Warrantholders should act as though the Extension Condition will be satisfied when considering whether to tender Warrants because the Company is not permitted to waive the Extension Condition. See "--Conditions to the Exchange Offer."

     The Universal Warrants were issued pursuant to and are governed by that certain Warrant Agreement (Universal) dated as of June 17, 1996 (the "Universal Agreement"). The Universal Agreement provides that, from and after June 17, 1997, the Universal Warrants may be redeemed, at the option of the Company, at a price of $0.10 per Warrant; provided, however, that redemptions shall not be permitted unless (i) the closing bid price for shares of Common Stock for 20 of the 30 trading days prior to the date of the redemption notice exceeds
$4.50 per share and (ii) the Common Stock which would be issued upon the exercise of a Warrant shall be registered under the Securities Act. This last requirement is important because the Warrantholder shall have the right to exercise his Warrants until 5:00 p.m. on the date preceding the redemption date. The redemption date must be at least 30 days following the date of the redemption notice.

     The Windy City Warrants were issued pursuant to a subscription agreement, which provides for a $3.00 exercise price and an expiration date of June 30, 1998.

     The Windy City Warrants are owned by Windy City, the president of which is Joel S. Kanter, the president and chief executive officer of the Company.
Windy City has advised the Company that it intends to tender all of the Windy City Warrants pursuant to the Exchange Offer.

     At the Annual Meeting, the Company is seeking approval of the extension and ratification by the Company's shareholders of the issuance of the Warrants because the presence of such outstanding Warrants may otherwise be in violation of the 1940 Act. The purpose of the ratification by shareholders is to comply with the capital structure provisions of the 1940 Act applicable to a BDC, which require shareholder approval in certain circumstances. If such approval is not obtained, the Warrants will nonetheless remain outstanding and would be in violation of the 1940 Act.

EFFECT OF THE EXCHANGE OFFER ON THE WARRANTHOLDERS

     Upon acceptance of the tendered Warrants by the Company, the Warrantholders will receive one share of Common Stock for each 4 Warrants tendered. Warrantholders who do not participate in the Exchange Offer will retain the right to purchase 1 share of Common Stock at an exercise price of $3.00 per Warrant, which price will remain subject to the adjustment provisions, if any, of the governing warrant agreement. The expiration date of Warrants that are not tendered into the Exchange Offer will be extended to June 30, 2005, assuming the Extension Condition is met.

TERMS OF THE EXCHANGE OFFER

     The Company hereby offers, upon the terms and subject to the conditions set forth in this Offering Circular and in the accompanying Letter of Transmittal (the "Letter of Transmittal"), to exchange one share of Common Stock for each 4 Warrants tendered.

     The Company will accept any Warrants validly tendered and not withdrawn prior to 5:00 p.m. EST on the Expiration Date. Warrants that are not accepted for exchange will be returned as promptly as practicable after the Expiration Date. Warrantholders may tender all or a portion of their Warrants pursuant to the Exchange Offer.

     If the Company should increase or decrease the number of shares of Common Stock offered in exchange for the Warrants in the Exchange Offer, such changed consideration would be paid with regard to all Warrants accepted in the Exchange Offer. If the consideration is so changed, the Exchange Offer will remain open at least ten business days from the date the Company first gives notice, by public announcement or otherwise, of such increase or decrease.

     As of November 5, 1997, 1,149,924 Warrants were outstanding and there were approximately 50 registered Warrantholders. Only holders or owners of Warrants (or such Warrantholder's legal representative or attorney-in-fact) may participate in the Exchange Offer. There will be no fixed record date for determining Warrantholders entitled to participate in the Exchange Offer. The Company believes that, as of the date of this Offering Circular, none of such holders is an affiliate (as defined in Rule 405 under the Securities Act) of the Company, except that Windy City owns 452,533 Warrants and has advised the Company that it intends to tender all of its Warrants pursuant to the Exchange Offer.

     Warrantholders do not have any appraisal or dissenters' rights under the Revised Business Corporation Act of the State of Utah or otherwise in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

     The Company shall be deemed to have accepted validly tendered Warrants when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for tendering Warrantholders for the purposes of receiving the Common Stock from the Company.

     If any tendered Warrants are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Warrants will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

     Tendering Warrantholders will not be required to pay brokerage commissions or fees with respect to the exchange of Warrants for Common Stock pursuant to the Exchange Offer. The Company will pay all charges and expenses in connection with the Exchange Offer. The Company will also pay all transfer taxes, if any, applicable to the transfer and exchange of Warrants pursuant to the Exchange Offer. If, however, Warrants not exchanged are to be delivered to, or are to be issued in the name of, any person other than the registered Warrantholder, or if tendered Warrants are recorded in the name of any person other than the person signing the Letter of Transmittal, then the amount of such transfer taxes (whether imposed on the registered Warrantholder or any other person) will be payable by the tendering Warrantholder. See "--Transfer Taxes."

     Although the Company has no plan or intention to do so, it reserves the right in its sole discretion to purchase or make offers for any Warrants that remain outstanding after the consummation of the Exchange Offer. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The term "Expiration Date" shall mean 5:00 p.m. EST on December 18, 1997, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

     In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 9:00 a.m. EST on the next business day after the previously scheduled Expiration Date.

     The Company reserves the right in its sole discretion, (i) to delay accepting any Warrants, (ii) to extend the Exchange Offer, (iii) if any of the conditions set forth below under "Conditions of the Exchange Offer" shall not have been satisfied, to terminate the Exchange Offer, by giving oral or written notice of such delay, extension or termination to the Exchange Agent, or (iv) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, termination or amendment will be followed as promptly as practicable by a public announcement thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendments by means of a supplement to this Offering Circular that will be distributed to the registered Warrantholders, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered Warrantholders, if the Exchange Offer would otherwise expire during such five to ten business day period. If the Company amends the terms of the Exchange Offer to improve the consideration for the Warrants, the Company will give such improved consideration to all tendering Warrantholders, including Warrantholders who have previously tendered Warrants.

     Without limiting the manner in which the Company may choose to make public announcement of any delay, extension, termination or amendment of the Exchange Offer, the Company shall not have an obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely public disclosure.

PROCEDURE FOR TENDERING WARRANTS

     The tender by a Warrantholder as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering Warrantholder and the Company upon the terms and subject to the conditions set forth in this Offering Circular and in the accompanying Letter of Transmittal. Except as set forth below, a Warrantholder who wishes to tender Warrants for exchange pursuant to the Exchange Offer must transmit such Warrants, together with a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to the Exchange Agent at the address set forth herein on or prior to 5:00 p.m. EST on the Expiration Date.

     THE METHOD OF DELIVERY OF WARRANTS, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE WARRANTHOLDER. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED BE USED. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT THE HOLDER USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

     A signature on a Letter of Transmittal or a notice of withdrawal, as the case may be, need not be guaranteed if the Warrants surrendered for exchange pursuant thereto (i) are tendered by a registered Warrantholder of the Warrants who has not completed either the box entitled "Special Exchange Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) are tendered by an Eligible Institution (as defined below). In the event that a signature on a Letter of Transmittal or a notice of withdrawal, as the case may be, is required to be guaranteed, such guarantee must be by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or is otherwise an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (collectively, "Eligible Institutions"). If Warrants are registered in the name of a person other than a signer of the Letter of Transmittal, the Warrants surrendered for exchange must either (i) be endorsed by the registered holder, with the signature thereon guaranteed by an Eligible Institution or (ii) be accompanied by a stock power, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered Warrantholder, with the signature thereon guaranteed by an Eligible Institution. The term "registered Warrantholders" as used herein with respect to the Warrants means any person in whose name the Warrants are registered on the books of the registrar for the Warrants.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of Warrants tendered for exchange will be determined by the Company in its sole, reasonable discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of any particular Warrants not properly tendered or to reject any particular Warrants which acceptance might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Warrants either before or after the

Expiration Date. The interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Warrants for exchange must be cured within such reasonable period of time as the Company shall determine. The Company will use reasonable efforts to give notification of defects or irregularities with respect to tenders of Warrants for exchange but shall not incur any liability for failure to give such notification. Tenders of the Warrants will not be deemed to have been made until such irregularities have been cured or waived.

     If any Letter of Transmittal, endorsement, stock power, power of attorney or any other document required by the Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company of such person's authority to so act must be submitted.

     Any beneficial owner whose Warrants are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Warrants in the Exchange Offer should contact such registered Warrantholder promptly and instruct such registered Warrantholder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender directly, such beneficial owner must, prior to completing and executing the Letter of Transmittal and tendering Warrants, make appropriate arrangements to register ownership of the Warrants in such beneficial owner's name. Beneficial owners should be aware that the transfer of registered ownership may take considerable time.

GUARANTEED DELIVERY PROCEDURES

     Warrantholders who wish to tender their Warrants but whose Warrants are not immediately available or who cannot deliver their Warrants and Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date must tender their Warrants according to the guaranteed delivery procedures set forth in the Letter of Transmittal. Pursuant to such procedures: (i) such tender must be made by or through an Eligible Institution and a Notice of Guaranteed Delivery (as defined in the Letter of Transmittal) must be signed by such Warrantholder, (ii) prior to the Expiration Date, the Exchange Agent must have received from the Warrantholder and the Eligible Institution a properly completed and duly executed Letter of Transmittal and a Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Warrantholder, the certificate number or numbers of the tendered Warrants, stating that the tender is being made thereby and guaranteeing that, within three business days after the date of delivery of the Notice of Guaranteed Delivery, the tendered Warrants and any other required documents will be deposited by the Eligible Institution with the Exchange Agent, and
(iii) such properly completed and executed documents required by the Letter of Transmittal and the tendered Warrants in proper form for transfer must be received by the Exchange Agent within three business days after the Expiration Date. Any Warrantholder who wishes to tender Warrants pursuant to the guaranteed delivery procedures described above must ensure that the Exchange Agent receives the Notice of Guaranteed Delivery and Letter of Transmittal relating to such Warrants prior to 5:00 p.m. EST on the Expiration Date. Failure to complete the guaranteed delivery outlined above will not, of itself, affect the validity or effect a revocation of any Letter of Transmittal properly completed if executed by a holder who attempted to use the guaranteed delivery process.

ASSISTANCE

     All tendered Warrants, executed Letters of Transmittal and other related documents should be directed to the Exchange Agent. Questions and requests for assistance and requests for additional copies of this Offering Circular, the Letter of Transmittal and other related documents should be addressed to the Exchange Agent as follows:

By Registered or Certified Mail:         By Facsimile: (303) 592-8821


CORPORATE STOCK TRANSFER, INC.           Confirmed by Telephone: (303) 595-3300
370 17th Street                          (Originals of all documents submitted by facsimile should be
Suite 2350                               sent promptly by hand, overnight courier, or registered or
Denver, Colorado  80202                  certified mail.)
Attention:  Carylyn Bell


ACCEPTANCE OF WARRANTS FOR EXCHANGE

     Upon satisfaction or waiver of all conditions to the Exchange Offer and following the Expiration Date, the Company will promptly accept all Warrants properly tendered, and will immediately thereafter issue the appropriate number of corresponding shares of Common Stock to eligible Warrantholders. For purposes of the Exchange Offer, the Company shall be deemed to have accepted Warrants that are tendered for exchange when, and if, the Company has given oral or written notice thereof to the Exchange Agent.

     In all cases, issuances of Common Stock for Warrants that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of such Warrants, a properly completed and duly executed Letter of Transmittal, and all other required documents; provided, however, that the Company reserves the absolute right to waive any defects or irregularities in the tender or conditions of the Exchange Offer. If any tendered Warrants are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Warrant certificates are submitted for a greater number than the holder desires to exchange, such unaccepted or nonexchanged Warrants or substitute Warrants evidencing the unaccepted portion, as appropriate, will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

WITHDRAWAL RIGHTS

     Tenders of the Warrants may be withdrawn at any time prior to 5:00 p.m. EST on the Expiration Date and, if not theretofore accepted for exchange by the Company, on or after January 12, 1998.

     For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at the address set forth herein. Any such notice of withdrawal must (i) specify the name of the person having deposited the Warrants to be withdrawn ("Depositor"), (ii) identify the Warrants to be withdrawn (including the Warrant certificate number or numbers and number of Warrants), and (iii) be signed in the same manner required for the Letter of Transmittal by which such Warrants were tendered. All questions as to the validity, form, and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. The Warrants so withdrawn, if any, will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Warrants which have been tendered for exchange but which are withdrawn will be returned to the Warrantholder without cost to such Warrantholder as soon as practicable after withdrawal. Warrants properly withdrawn may be re-tendered by following the procedures described under "--Procedure for Tendering Warrants" at any time on or prior to the Expiration Date.

CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other provisions of the Exchange Offer, the Company shall not be required to accept for exchange, or to issue the Common Stock in exchange for, any Warrants and may terminate or amend the Exchange Offer if, any time before the Expiration Date, any of the following events shall occur, which occurrence, in the sole judgment of the Company and regardless of the circumstances (including any action by the Company) giving rise to any such events, makes it inadvisable to proceed with the Exchange Offer:

           (i) there shall be threatened, instituted, or pending any action or proceeding before, or any injunction, order or decree shall have been issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission (a) seeking to restrain or prohibit the making or consummation of the Exchange Offer or any other transaction contemplated by the Exchange Offer, or assessing or seeking any damages as a result thereof, or (b) resulting in a material delay in the ability of the Company to accept for exchange some or all of the Warrants pursuant to the Exchange Offer, or any statute, rule, regulation, order or injunction shall be sought, proposed, introduced, enacted, promulgated or deemed applicable to the Exchange Offer or any of the transactions contemplated by the Exchange Offer by any domestic or foreign government or governmental authority that, in the reasonable judgment of the Company, might directly or indirectly result in any of the consequences referred to in clauses (a) or (b) above, or would otherwise in the reasonable judgment of the Company make it inadvisable to proceed with the Exchange Offer;

           (ii) there shall have occurred (a) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by any governmental agency or authority which adversely affects the extension of credit or (b) a commencement of war, armed hostilities or other similar international calamity directly or indirectly involving the United States, or, in the case of any of the foregoing existing at the time of the commencement of the Exchange Offer, a material acceleration or worsening thereof;

           (iii) any change (or any development involving a prospective change) shall have occurred or be threatened in the business, properties, assets, liabilities, financial condition, operations, results of operation, prospects, plans, strategies, development projects or existing or contemplated financing arrangements of the Company that, in the reasonable judgment of the Company, is or may be adverse to the Company, or the Company shall have become aware of facts that, in the sole judgment of the Company, have or may have adverse significance with respect to the value of the Warrants or the Common Stock;

           (iv) any governmental approval has not been obtained, which approval the Company shall, in its reasonable judgment, deem necessary for the consummation of the Exchange Offer as contemplated hereby;

           (v) the shareholders of the Company shall not have approved the extension of the expiration date for all Warrants to June 30, 2005 at the Annual Meeting;

           (vi) the shareholders of the Company shall not have approved the Exchange Offer at the Annual Meeting; or

           (vii) less than 527,083 (45.84%) of the Warrants outstanding have been properly tendered pursuant to the Exchange Offer.

      If the Company determines in its sole discretion that any of the conditions are not satisfied, the Company may (i) refuse to accept any Warrants and return all tendered Warrants to the tendering holders, (ii) extend the Exchange Offer and retain all Warrants tendered prior to the Expiration Date, subject, however, to the rights of holders to withdraw such Warrants (see "--Withdrawal Rights"), or (iii) except for the condition set forth in clause
(v) above, waive such unsatisfied conditions with respect to the Exchange Offer and accept all validly tendered Warrants which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a supplement to this Offering Circular that will be distributed to the registered Warrantholders, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered Warrantholders, if the Exchange Offer would otherwise expire during such five to ten business day period.

      The Company expects that the foregoing conditions will be satisfied. The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its reasonable discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding upon all parties.

FRACTIONAL SHARES

     No fractional shares of Common Stock will be issued as a result of the Exchange Offer. Each holder of a fractional interest in shares of the Company's Common Stock will be entitled to receive a cash payment in lieu of such fractional amount based on the current market price of a share of Common Stock. The current market price will be determined as follows: (i) if the shares of the Company's Common Stock are listed on a national securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on the Nasdaq Stock Market, the current market price shall be the last reported sale price of the shares of the Company's Common Stock on the last business day prior to the date of exchange or, if no such sale is made on such day, the average of the closing bid and asked prices for such day; or (ii) if the shares of Common Stock are not so listed or admitted to trading and bid and asked prices are not so reported, the current market price or current value shall be an amount determined in a reasonable manner by the Board of Directors of the Company.

     As soon as practicable after the determination of the amount of cash, if any, to be paid to the holder of shares of Common Stock with respect to any fractional share interests, the Exchange Agent shall distribute in cash the amount payable to such fractional holder.

SOLICITATION OF WARRANT HOLDERS

     The Company will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. The Company will also pay brokers, dealers and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Offering Circular and related documents to the beneficial owners of the Warrants, and in handling or forwarding tenders for their customers.

     The cash expenses to be incurred by the Company in connection with the Exchange Offer are estimated to be approximately $75,000, which include registration fees, listing fees, fees to the Exchange Agent and warrant agent, accounting, legal and printing fees, and associated expenses.

TRANSFER TAXES

     The Company will pay all transfer taxes, if any, applicable to the exchange of Warrants pursuant to the Exchange Offer. If, however, tendered Warrants are registered in the name of any person other than the person signing the Letter of Transmittal or if a transfer tax is imposed for any reason other than the exchange of Warrants pursuant to the Exchange Offer, the amount of any such transfer tax (whether imposed on the registered Warrant holder or any other person) will be payable by the tendering holder. If satisfactory evidence of payment of such transfer tax or exemption therefrom is not submitted, the amount of such transfer tax will be billed directly to such tendering holder.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     THE FOLLOWING DISCUSSION IS INTENDED ONLY AS A GENERAL SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER AND DOES NOT CONSIDER ALL POTENTIAL TAX EFFECTS OF THE EXCHANGE OFFER OR THE TAX CONSEQUENCES TO A PARTICULAR WARRANTHOLDER IN LIGHT OF SUCH WARRANTHOLDER'S PERSONAL CIRCUMSTANCES. THIS DISCUSSION ALSO DOES NOT ADDRESS THE U.S. FEDERAL

INCOME TAX CONSEQUENCES TO WARRANTHOLDERS (AND UNDERLYING COMMON STOCK) NOT HELD AS CAPITAL ASSETS OR TO WARRANTHOLDERS SUBJECT TO SPECIAL TREATMENT, SUCH AS NON-U.S. PERSONS, DEALERS IN SECURITIES, BANKS, INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS, WARRANTHOLDERS OWNING AT LEAST 10% OF THE VOTING POWER OF THE COMPANY AND WARRANTHOLDERS WHO ACQUIRED THEIR INTERESTS PURSUANT TO THE EXERCISE OF OPTIONS OR SIMILAR DERIVATIVE SECURITIES OR OTHERWISE AS COMPENSATION, NOR PROVIDE AN ANALYSIS OF ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCALITY, OR FOREIGN JURISDICTION. THIS DISCUSSION IS BASED ON CURRENT PROVISIONS OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), CURRENT AND PROPOSED TREASURY REGULATIONS PROMULGATED THEREUNDER, AND ADMINISTRATIVE AND JUDICIAL DECISIONS AS OF THE DATE HEREOF, ALL OF WHICH ARE SUBJECT TO CHANGE, POSSIBLY ON A RETROACTIVE BASIS. ACCORDINGLY, WARRANTHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE EXCHANGE OFFER TO THEM.

      The exchange of Warrants for shares of Common Stock will result in the following federal income tax consequences to participating Warrantholders:

           1. A participating Warrantholder will recognize gain or loss equal to the excess of (a) the sum of the fair market value of the shares of Common Stock received in the Exchange Offer and any cash received in lieu of a fractional share of Common Stock over (b) the participating Warrantholder's tax basis in the Warrants exchanged therefor;

           2. Such gain or loss will be capital gain or loss and will generally be a long term capital gain or loss if the Warrantholder has held the Warrant for more than one year at the time of exchange. Pursuant to recently enacted legislation, with respect to any capital asset sold or exchanged after July 29, 1997 and which has been held for more than eighteen months, capital gains will be subject to tax at a rate of twenty percent. With respect to any capital asset sold or exchanged after that date which has been held for more than twelve months but less than eighteen months, capital gains will remain subject to tax at a rate of twenty-eight percent;

           3. The tax basis of the shares of Common Stock received in the Exchange Offer will be equal to the fair market value of such shares of Common Stock received in the Exchange Offer; and

           4. The holding period for the shares of Common Stock received in the Exchange Offer will commence on the day following the consummation of the Exchange Offer.

      Foreign Warrantholders will not be subject to tax as a result of the exchange of Warrants for Common Stock to the extent that such exchange gives rise to capital gains not effectively connected to a United States trade or business.

THE EXCHANGE AGENT

      Corporate Stock Transfer, Inc. has been appointed as Exchange Agent for the Exchange Offer. Corporate Stock Transfer, Inc. also acts as warrant agent with respect to the Warrants. All correspondence in connection with the Exchange Offer and the Letters of Transmittal should be addressed to the Exchange Agent, as follows:

      Corporate Stock Transfer, Inc.
      370 17th Street
      Suite 2350
      Denver, Colorado 80202
      Attention:  Carylyn Bell

                          DESCRIPTION OF SECURITIES

     For a complete discussion of the Company's outstanding securities, including the Common Stock being offered in exchange for Warrants in the Exchange Offer, see the section entitled "Description of Securities" in the PPM. That section also contains a discussion of outstanding registration rights in the Company's securities.

                                   EXPERTS

     The consolidated financial statements of the Company as of December 31, 1996 and for the year then ended have been included in the PPM attached hereto and made a part hereof in reliance upon the report of Richard A. Eisner & Company, LLP, independent auditors, given upon the authority of said firm as experts in accounting and auditing.

                            AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with the Exchange Act, the Company files proxy statements, reports and other information with the Securities and Exchange Commission (the "SEC"). This filed material can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices in Chicago, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and in New York, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC maintains a Web Site address which contains reports, proxy and information statements and other information regarding the registrants that file electronically with the SEC. The address of such site is http://www.sec.gov.

     The Company has filed with the SEC an Issuer Tender Offer Statement on
Schedule 13E-4 (together with any amendments thereto, the "Tender Offer Schedule") under the Exchange Act with respect to the Warrants to be exchanged for Common Stock. Copies of the Tender Offer Schedule are available from the SEC upon payment of prescribed rates. Statements contained in this Offering Circular relating to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Tender Offer Schedule or such other document, each such statement being qualified in all respects by such reference.

     The shares of Common Stock are listed on The Nasdaq Stock Market. Reports and other information concerning the Company may be inspected at The Nasdaq Stock Market.

     Facsimile copies of the Letter of Transmittal will be accepted. Letters of Transmittal, Warrant certificates and any other required documents should be sent by each holder or his broker, dealer, commercial bank, trust company or other nominee to the Exchange Agent at the address set forth below:

                The Exchange Agent for the Exchange Offer is:
                        CORPORATE STOCK TRANSFER, INC.


By Mail, Hand Delivery or Overnight Carrier:       By Facsimile Transmission: (303) 592-8821
Corporate Stock Transfer, Inc.                     (For Eligible Institutions Only)
370 17th Street
Suite 2350                                         Confirm Facsimile by Telephone: (303) 595-3300
Denver, Colorado  80202                            (For Confirmation Only)
Attention:  Carylyn Bell
